[FIRST MERCHANTS CORPORATION LETTERHEAD]

December 20, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David Gessert

Re:	First Merchants Corporation
Registration Statement on Form S-4 filed on
December 3, 2018, as amended by Amendment No. 1
thereto filed on December 19, 2018
File No. 333-228658

Dear Mr. Gessert:

In accordance with Rule 461 under the Securities Act of 1933, as amended, First Merchants Corporation hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 3:45 p.m. (EST) on Friday, December 21, 2018, or as soon as practicable thereafter.

Please contact Jeremy E. Hill, Esq. of Bingham Greenebaum Doll LLP at (317) 968-5384 with any questions you may regarding this request. In addition, please notify Mr. Hill by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Mark K. Hardwick

Mark K. Hardwick
Executive Vice President,
Chief Financial Officer and
Chief Operating Officer

cc:	Brian T. Hunt, Esq., First Merchants Corporation
Jeremy E. Hill, Esq., Bingham Greenebaum Doll LLP
Bradley C. Arnett, Esq., Bingham Greenebaum Doll LLP
Tonya Vachirasomboon, Esq., Bingham Greenebaum Doll LLP
Martin D. Werner, Esq., Shumaker, Loop & Kendrick, LLP